# SEC Schedule 13D/A (Amendment No. 43) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOOSEHEAD INSURANCE, INC., CIK 0001726978
CUSIP: 38267D109
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas (TX), 76262
Date of event which requires filing of this statement: 08/20/2026
Amends the filing with accession number 0001726978-26-000013
Filed by CIK 0001736768
Persons authorized to receive notices and communications: Mark E. Jones, 1500 Solana Blvd, Building 4 Suite 4500, Westlake, Texas (TX), 76262, 214-838-5500

## Reporting persons
- Mark E. Jones (CIK 0001736768): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 878,434; shared voting power 11,583,655; sole dispositive power 878,434; shared dispositive power 11,583,655; aggregate amount beneficially owned 12,462,089 (34.2% of the class)
- Robyn Jones: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 259,325; sole dispositive power 0; shared dispositive power 259,325; aggregate amount beneficially owned 259,325 (0.7% of the class)
- The Mark & Robyn Jones Descendants Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,745,180; sole dispositive power 0; shared dispositive power 6,745,180; aggregate amount beneficially owned 6,745,180 (18.6% of the class)
- The Lanni Elaine Romney Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 264,534; sole dispositive power 0; shared dispositive power 264,534; aggregate amount beneficially owned 264,534 (0.7% of the class)
- The Lindy Jean Langston Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 282,734; sole dispositive power 0; shared dispositive power 282,734; aggregate amount beneficially owned 282,734 (0.8% of the class)
- The Camille LaVaun Peterson Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 275,434; sole dispositive power 0; shared dispositive power 275,434; aggregate amount beneficially owned 275,434 (0.8% of the class)
- The Desiree Robyn Coleman Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 276,834; sole dispositive power 0; shared dispositive power 276,834; aggregate amount beneficially owned 276,834 (0.8% of the class)
- The Adrienne Morgan Jones Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 282,734; sole dispositive power 0; shared dispositive power 282,734; aggregate amount beneficially owned 282,734 (0.8% of the class)
- The Mark Evan Jones, Jr. Family Trust 2014: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 282,734; sole dispositive power 0; shared dispositive power 282,734; aggregate amount beneficially owned 282,734 (0.8% of the class)
- Serena Jones: type of reporting person: individual (IN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 352,822; sole dispositive power 0; shared dispositive power 352,822; aggregate amount beneficially owned 352,822 (1% of the class)
- Lanni Romney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 180,291; sole dispositive power 0; shared dispositive power 180,291; aggregate amount beneficially owned 180,291 (0.5% of the class)
- Lindy Langston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 200,079; sole dispositive power 0; shared dispositive power 200,079; aggregate amount beneficially owned 200,079 (0.5% of the class)
- Camille Peterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 255,019; sole dispositive power 0; shared dispositive power 255,019; aggregate amount beneficially owned 255,019 (0.7% of the class)
- Desiree Coleman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (0.5% of the class)
- Adrienne Kebodeaux: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 273,027; sole dispositive power 0; shared dispositive power 273,027; aggregate amount beneficially owned 273,027 (0.7% of the class)
- Mark E. Jones, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 472,568; sole dispositive power 0; shared dispositive power 472,568; aggregate amount beneficially owned 472,568 (1.3% of the class)
- P. Ryan Langston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 129,515; sole dispositive power 0; shared dispositive power 129,515; aggregate amount beneficially owned 129,515 (0.4% of the class)
- SLJ Dynasty Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 136,246; sole dispositive power 0; shared dispositive power 136,246; aggregate amount beneficially owned 136,246 (0.4% of the class)
- Jones 2020 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 82,005; sole dispositive power 0; shared dispositive power 82,005; aggregate amount beneficially owned 82,005 (0.2% of the class)
- Lindy Langston Spousal Lifetime Access Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 80,270; sole dispositive power 0; shared dispositive power 80,270; aggregate amount beneficially owned 80,270 (0.2% of the class)
- Lanni Romney Spousal Lifetime Access Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 73,704; sole dispositive power 0; shared dispositive power 73,704; aggregate amount beneficially owned 73,704 (0.2% of the class)
- Nathan Scott Romney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5; sole dispositive power 0; shared dispositive power 5; aggregate amount beneficially owned 5 (0% of the class)
- Nathan Romney 2021 Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 82,500; sole dispositive power 0; shared dispositive power 82,500; aggregate amount beneficially owned 82,500 (0.2% of the class)
- Ryan Langston 2021 Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,500; sole dispositive power 0; shared dispositive power 72,500; aggregate amount beneficially owned 72,500 (0.2% of the class)
- The CP Descendants' Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 101,351; sole dispositive power 0; shared dispositive power 101,351; aggregate amount beneficially owned 101,351 (0.3% of the class)
- Chick & The Bear Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 58,530; sole dispositive power 0; shared dispositive power 58,530; aggregate amount beneficially owned 58,530 (0.2% of the class)
- SLJ 2025 Grantor Retained Annuity Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 114,777; sole dispositive power 0; shared dispositive power 114,777; aggregate amount beneficially owned 114,777 (0.3% of the class)
- Alexandra Nicole Rogers Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,788; sole dispositive power 0; shared dispositive power 9,788; aggregate amount beneficially owned 9,788 (0% of the class)
- Benjamin Douglas Jones Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,788; sole dispositive power 0; shared dispositive power 9,788; aggregate amount beneficially owned 9,788 (0% of the class)
- Brendan Scot Jones Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,787; sole dispositive power 0; shared dispositive power 9,787; aggregate amount beneficially owned 9,787 (0% of the class)
- Emily Marie Jones Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,787; sole dispositive power 0; shared dispositive power 9,787; aggregate amount beneficially owned 9,787 (0% of the class)
- Joshua Thomas Jones Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,787; sole dispositive power 0; shared dispositive power 9,787; aggregate amount beneficially owned 9,787 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: GOOSEHEAD INSURANCE, INC.
Address of issuer's principal executive offices: 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas (TX), 76262

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed pursuant to joint filing agreements filed as Exhibit 1, Exhibit 1.1, Exhibit 1.2, Exhibit 1.3, Exhibit 1.4, and Exhibit 1.5 hereto by (1) Mark E. Jones; (2) Robyn Jones; (3) The Mark & Robyn Jones Descendants Trust 2014; (4) The Lanni Elaine Romney Family Trust 2014; (5) The Lindy Jean Langston Family Trust 2014; (6) The Camille LaVaun Peterson Family Trust 2014; (7) The Desiree Robyn Coleman Family Trust 2014; (8) The Adrienne Morgan Jones Family Trust 2014; (9) The Mark Evan Jones, Jr. Family Trust 2014; (10) Serena Jones; (11) Lanni Romney; (12) Lindy Langston; (13) Camille Peterson; (14) Desiree Coleman; (15) Adrienne Jones; (16) Mark E. Jones, Jr.; (17) P. Ryan Langston; (18) SLJ Dynasty Trust; (19) Jones 2020 Irrevocable Trust; (20) Lindy Langston Spousal Lifetime Access Trust; (21) Lanni Romney Spousal Lifetime Access Trust; (22) Nathan Romney; (23) The CP Descendants' Trust; (24) Nathan Romney 2021 Family Trust; (25) Ryan Langston 2021 Family Trust; (26) Chick & The Bear Irrevocable Trust; (27) SLJ 2025 Grantor Retained Annuity Trust; (28) Alexandra Nicole Rogers Trust; (29) Benjamin Douglas Jones Trust; (30) Brendan Scot Jones Trust; (31) Emily Marie Jones Trust; and (32) Joshua Thomas Jones Trust. The foregoing entities and persons are referred to collectively as the "Reporting Persons."

In connection with the closing of the Issuer's initial public offering (the "IPO") of the Issuer's Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial, LLC, a Delaware limited liability company ("Goosehead Financial"), pursuant to which such members and their permitted transferees will be entitled to exchange their shares of Class B common stock of the Issuer, par value $0.01 per share (the "Class B Common Stock"), together with an equal number of limited liability company units ("LLC Units") in Goosehead Financial, for an equal number of shares of the Issuer's Class A Common Stock.

Pursuant to a Voting Agreement dated as of May 1, 2018, as amended and restated on August 6, 2019, June 12, 2020, and September 18, 2020 by and among the Issuer and the Reporting Persons (the "First Voting Agreement") and a Voting Agreement dated as of February 24, 2021 (the "Second Voting Agreement" and together with the First Voting Agreement, the "Voting Agreements"), the Reporting Persons have agreed to vote all shares of the Issuer's voting stock, including the Class A Common Stock and Class B Common Stock, then held by them together on all matters submitted to the Issuer's common stockholders in the manner referred to under Item 6 below and in Exhibit 5 and Exhibit 5.1 respectively. The Issuer's Class A Common Stock and Class B Common Stock vote together as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The Class A Common Stock carries one vote per share, and the Class B Common Stock currently carries one vote per share.
Residence or business address: The business address of each of the Reporting Persons is c/o the Issuer, 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
Present principal occupation or employment: Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation: (1) Mark E. Jones, Executive Chairman, Director; (2) Robyn Jones, Vice Chairman, Director; (3) Mark E. Jones, Jr., Chief Financial Officer and Chief Operating Officer; (4) P. Ryan Langston, Special Advisor to the Board of Directors; (5) Serena Jones, Administrative Service Agent, Retired; (6) Lanni Romney, Attorney (not at Issuer); (7) Camille Peterson, Entrepreneur (not at Issuer); (8) Lindy Langston, Attorney (not at Issuer); (9) Adrienne Jones, Dentist (not at Issuer); (10) Desiree Coleman, Investor (not at Issuer); and (11) Nathan Romney, Dentist (not at Issuer).
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Each natural person identified in this Item 2, other than Serena Jones, is a citizen of the United States. Serena Jones is a citizen of Canada. Each filing entity identified in this Item 2 is organized under the laws of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
At the closing of the IPO of the Issuer's Class A Common Stock, the Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial pursuant to which such members and their permitted transferees are entitled to exchange their LLC Units in Goosehead Financial, together with an equal number of shares of Class B Common Stock (together with an equal number of LLC Units in Goosehead Financial) for an equal number of shares of the Issuer's Class A Common Stock.

On May 1, 2018, the Issuer issued shares of Class A Common Stock, in the quantities set forth in the table in Item 5 of the Schedule 13D filed on behalf of the Reporting Persons on May 10, 2018, as consideration to purchase indirect ownership interests in Goosehead Management, LLC, a Delaware limited liability company, and Texas Wasatch Insurance Holdings Group, LLC from certain historical owners thereof, including those indicated above, at a price equivalent to $10.00 per share of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired, and presently hold, Class A Common Stock and Class B Common Stock for investment purposes. Each Reporting Person has signed and is a party to the Voting Agreements described in Item 2 above.

Except as otherwise described herein and Rule 10b5-1 Trading Plans, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Exhibit A, incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit A, incorporated herein by reference.
Transactions in the class effected during the past sixty days: See Exhibit A, incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein and the beneficiaries of trusts that hold shares of Class A or Class B Common Stock reported herein, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of Goosehead Financial, including the Reporting Persons, obtained beneficial ownership of shares of Class B Common Stock.
Pursuant to the Amended and Restated Limited Liability Company Agreement of Goosehead Financial dated as of May 1, 2018 (the "Goosehead Financial LLC Agreement"), the Reporting Persons may exchange each share of Class B Common Stock (together with an LLC Unit of Goosehead Financial) for a share of Class A Common Stock on a one-for-one basis. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, a corresponding share of the Issuer's Class B Common Stock will automatically be redeemed by the Issuer at par value and canceled. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, it will not be available for reissuance by the Issuer. See Exhibit 2.
Pursuant to a registration rights agreement entered into by and among the Issuer and certain holders of shares of Class B Common Stock, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the shares of Class B Common Stock, subject to specified limitations. The registration rights agreement also provides for customary piggyback rights. See Exhibit 3.
The Issuer entered into a tax receivable agreement with the pre-IPO members of Goosehead Financial effective as of the closing of the IPO that provides for the payment by the Issuer to such members of Goosehead Financial of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of Goosehead Financial. See Exhibit 4.
The Reporting Persons have entered into the Voting Agreements pursuant to which they agreed to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of Mark E. Jones on any matter submitted to the common stockholders of the Issuer for a vote. Under the Voting Agreements, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to Mark E. Jones to vote such Reporting Person's shares of Class A Common Stock and Class B Common Stock. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones is unable to vote or exercise his right to vote, then the Reporting Persons agreed to vote in the manner directed by the Robyn Jones in connection with any such vote. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones and Robyn Jones are unable to vote or exercise their respective rights to vote, then the Reporting Persons agreed to vote in the manner directed by both Ryan Langston and Mark Jones, Jr. in connection with any such vote. See Exhibit 5 (the First Voting Agreement) and Exhibit 5.1 (the Second Voting Agreement).

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Goosehead Financial LLC Agreement, registration rights agreement, form of lock-up agreement, tax receivable agreement and Voting Agreements, filed herewith as Exhibits 2, 3, 4, 5 and 5.1 respectively and incorporated herein by reference.
Other than the matters disclosed in this Schedule 13D/A, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships herein respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of the statement on Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)
Exhibit 1.1 Joint Filing Agreement as required by Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934
Exhibit 1.2 Joint Filing Agreement as required by Rule 13-d-a(k)(1) under the Securities Exchange Act of 1934
Exhibit 1.3 Joint Filing Agreement as required by Rule 13-d-a(k)(1) under the Securities Exchange Act of 1934
Exhibit 1.4 Joint Filing Agreement as required by Rule 13-d-a(k)(1) under the Securities Exchange Act of 1934
Exhibit 1.5 Joint Filing Agreement as required by Rule 13-d-a(k)(1) under the Securities Exchange Act of 1934

Exhibit 2 Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC (incorporated by reference to Exhibit 2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

Exhibit 3 Registration Rights Agreement (incorporated by reference to Exhibit 3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

Exhibit 4 Tax Receivable Agreement (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

Exhibit 5 Amended and Restated Voting Agreement (incorporated by reference to Exhibit 5 of the statement of Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)
Exhibit 5.1 Second Voting Agreement

Exhibit 24.1 Power of Attorney for Robyn Jones (incorporated by reference to Exhibit 24.1 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.2 Power of Attorney for The Mark and Robyn Jones Descendants Trust 2014 (incorporated by reference to Exhibit 24.2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.3 Power of Attorney for The Lanni Elaine Romney Family Trust 2014 (incorporated by reference to Exhibit 24.3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.4 Power of Attorney for The Lindy Jean Langston Family Trust 2014 (incorporated by reference to Exhibit 24.4 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.5 Power of Attorney for The Camille LaVaun Peterson Family Trust 2014 (incorporated by reference to Exhibit 24.5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.6 Power of Attorney for The Desiree Robyn Coleman Family Trust 2014 (incorporated by reference to Exhibit 24.6 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.7 Power of Attorney for The Adrienne Morgan Jones Family Trust 2014 (incorporated by reference to Exhibit 24.7 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.8 Power of Attorney for The Mark Evan Jones, Jr. Family Trust 2014 (incorporated by reference to Exhibit 24.8 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.9 Power of Attorney for Serena Jones (incorporated by reference to Exhibit 24.9 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.10 Power of Attorney for Lanni Romney (incorporated by reference to Exhibit 24.10 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.11 Power of Attorney for Lindy Langston (incorporated by reference to Exhibit 24.11 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.12 Power of Attorney for Camille Peterson (incorporated by reference to Exhibit 24.12 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.13 Power of Attorney for Desiree Coleman (incorporated by reference to Exhibit 24.13 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.14 Power of Attorney for Adrienne Jones (incorporated by reference to Exhibit 24.14 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.15 Power of Attorney for Mark E. Jones, Jr. (incorporated by reference to Exhibit 24.15 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)
Exhibit 24.16 Power of Attorney for Ryan Langston (incorporated by reference to Exhibit 24.16 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 6, 2019)
Exhibit 24.17 Power of Attorney for the Jones 2020 Irrevocable Trust (incorporated by reference to Exhibit 24.31 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.18 Power of Attorney for the SLJ Dynasty Trust (incorporated by reference to Exhibit 24.32 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.19 Power of Attorney for the Lindy Langston Spousal Lifetime Access Trust (incorporated by reference to Exhibit 24.33 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.20 Power of Attorney for Lanni Romney Spousal Lifetime Access Trust (incorporated by reference to Exhibit 24.34 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.21 Power of Attorney for Nathan Romney (incorporated by reference to Exhibit 24.35 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.22 Power of Attorney for the Nathan Romney 2021 Family Trust (incorporated by reference to Exhibit 24.36 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.23 Power of Attorney for the Ryan Langston 2021 Family Trust(incorporated by reference to Exhibit 24.37 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.24 Power of Attorney for the CP Descendants' Trust (incorporated by reference to Exhibit 24.38 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)
Exhibit 24.25 Power of Attorney for the Chick & The Bear Irrevocable Trust (incorporated by reference to Exhibit 24.25 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 4, 2022)
Exhibit 24.26 Power of Attorney for the SLJ 2023 Grantor Retained Annuity Trust (incorporated by reference to Exhibit 24.26 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 31, 2023)
Exhibit 24.27 Power of Attorney for the Alexandra Nicole Rogers Trust, the Benjamin Douglas Jones Trust, the Brendan Scot Jones Trust, the Emily Marie Jones Trust, and the Joshua Thomas Jones Trust (incorporated by reference to Exhibit 24.27 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 25, 2026)
Exhibit 24.28 Power of Attorney for the SLJ 2025 Grantor Retained Annuity Trust (incorporated by reference to Exhibit 24.28 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 25, 2026)

Exhibit A Aggregate Number and Percentage of the Class of Securities and Transaction Description

## Signatures
- Mark E. Jones: /s/ Mark E. Jones, Mark E. Jones (08/24/2026)
- Robyn Jones: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Mark & Robyn Jones Descendants Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Lanni Elaine Romney Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Lindy Jean Langston Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Camille LaVaun Peterson Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Desiree Robyn Coleman Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Adrienne Morgan Jones Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The Mark Evan Jones, Jr. Family Trust 2014: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Serena Jones: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Lanni Romney: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Lindy Langston: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Camille Peterson: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Desiree Coleman: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Adrienne Kebodeaux: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Mark E. Jones, Jr.: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- P. Ryan Langston: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- SLJ Dynasty Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Jones 2020 Irrevocable Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Lindy Langston Spousal Lifetime Access Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Lanni Romney Spousal Lifetime Access Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Nathan Scott Romney: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Nathan Romney 2021 Family Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Ryan Langston 2021 Family Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- The CP Descendants' Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Chick & The Bear Irrevocable Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- SLJ 2025 Grantor Retained Annuity Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Alexandra Nicole Rogers Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Benjamin Douglas Jones Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Brendan Scot Jones Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Emily Marie Jones Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)
- Joshua Thomas Jones Trust: /s/ Mark E. Jones, Mark E. Jones, Attorney-in-Fact (08/24/2026)